SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                  Commission File Number       1-10102
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                          Shawmut National Corporation
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             (Exact name of registrant as specified in its charter)

          777 Main Street, Hartford, Connecticut  06115  (203) 986-2000
        One Federal Street, Boston, Massachusetts  02211  (617) 292-2000
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   (Address, including zip code, and telephone number, including area code, of registrant's
                          principal executive offices)

                          Common Stock, par value $0.01
                       Common Stock Subscription Warrants
        Depositary Shares representing a one-tenth interest in a share of
               9.30% cumulative preferred stock ($250 stated value)
        Depositary Shares representing a one-tenth interest in a share of
                9.35% cumulative preferred stock ($250 stated value)
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            (Title of each class of securities covered by this Form)

                                       None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(l)(i)      [ ]       Rule 12h-3(b)(l)(ii)     [ ]
          Rule 12g-4(a)(l)(ii)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
          Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
          Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6               [X]
          Rule 12g-3(b)(1)(i)      [ ]

     Approximate number of holders of record as of the certification or notice date:

                                       -0-
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Fleet
Financial Group, Inc., as successor by merger to Shawmut National Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          FLEET FINANCIAL GROUP, INC.


DATE:     January  29, 1996               BY: /s/ William C. Mutterperl
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                                               William C. Mutterperl
                                               Senior Vice President, Secretary
                                                and General Counsel